SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-53995
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Lightman Grant, Inc.

(Exact name of registrant as specified in its charter)

330 Clematis Street (217) West Palm Beach, FL 33401 800-341-2684

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[_]
Rule 12g-4(a)(1)(ii)	[_]	Rule 12h-3(b)(2)(i)	[_]
Rule 12g-4(a)(2)(i)	[_]	Rule 12h-3(b)(2)(ii)	[_]
Rule 12g-4(a)(2)(ii)	[_]	Rule 15d-6	[_]
Rule 12h-3(b)(1)(i)	[_]

Approximate number of holders of record as of the certification or notice date:  161

Pursuant to the requirements of the Securities Exchange Act of 1934, Lightman Grant, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

                                    Lightman Grant, Inc.

Date: September 21, 2010	By: /s/ Michael Anthony
President